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                              April 16, 2021

       Rick Gaenzle
       Chief Executive Officer
       Perception Capital Corp. II
       315 Lake Street East, Suite 301
       Wayzata, MN 55391

                                                        Re: Perception Capital
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2021
                                                            File No. 333-255107

       Dear Mr. Gaenzle:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed April 7, 2021

       Underwriting
       Other Activities and Relationships, page 177

   1. We note your new disclosure that certain employees of Moelis & Company, LLC, an underwriter of this
offering, are collectively investing in your sponsor and that they will receive membership
interests representing the right to receive 53,571 founder shares and
                                                        100,000 private
placement warrants in the aggregate. If these membership interests have any value beyond the
right to receive founder shares and private placement warrants, please disclose such
value. Please also clarify, by footnote or otherwise, that your tabular disclosure under the
subheading "Commission and Expenses" on page 173 does not
                                                        include these founder
shares and private placement warrants that are deemed to be
                                                        underwriting
compensation under FINRA Rule 5110. Lastly, please disclose in the
 Rick Gaenzle
Perception Capital Corp. II
April 16, 2021
Page 2
       summary section of the prospectus this investment by Moelis & Company's employees in your sponsor.
       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameRick Gaenzle
                                                         Division of
Corporation Finance
Comapany NamePerception Capital Corp. II
                                                         Office of Trade &
Services
April 16, 2021 Page 2
cc:       Gregg A. Noel, Esq.
FirstName LastName